As Representatives of the Several Underwriters

March 28, 2014

Via EDGAR & EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Ajay Koduri, Staff Attorney

Ms. Terry French, Accountant Branch Chief

Ms. Christy Adams, Senior Staff Accountant

Re:	Tarena International, Inc.

Registration Statement on Form F-1 (Registration No. 333-194191)

Dear Ladies and Gentlemen:

In connection with the above-captioned Registration Statements and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representative of the several underwriters of the offering, wish to advise you that through the date hereof 1,695 copies of the preliminary prospectus dated March 19, 2014 were distributed as follows: 930 copies to institutional investors and 765 copies to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they are aware of their obligations under the Securities Act of 1933, as amended, and have complied with, and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of Tarena International, Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m., Eastern Daylight Time on April 2, 2014, or as soon thereafter as practicable.

[Acceleration Request Letter]

Very truly yours,

Acting on behalf of themselves and as the Representatives of the several Underwriters

By GOLDMAN SACHS (ASIA) L.L.C.

By	/s/ Xiaoyin Zhang
Name:	Xiaoyin Zhang
Title:	Managing Director

By CREDIT SUISSE SECURITIES (USA) LLC

By	/s/ Sam Shah
Name:	Sam Shah
Title:	Director

[Acceleration Request Letter]